SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

(Amendment No. )

Filed by the Registrant [X]

Filed by a Party other than the Registrant [ ]

Check the appropriate box:

[ ] Preliminary Proxy Statement

[ ] Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

[ ] Definitive Proxy Statement

[X] Definitive Additional Materials

[ ] Soliciting Material Pursuant to Rule 14a-12

Money Market Obligations Trust

(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

[X] No fee required.

[ ] Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11.

1.	Title of each class of securities to which transaction applies:
2.	Aggregate number of securities to which transaction applies:
3.	Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):
4.	Proposed maximum aggregate value of transaction:
5.	Total fee paid:

[ ] Fee paid previously with preliminary proxy materials.

[ ] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

1) Amount Previously Paid:

____________________________________________________________

2) Form, Schedule or Registration Statement No.:

____________________________________________________________

3) Filing Party:

____________________________________________________________

4) Date Filed:

____________________________________________________________

Filed by: Money Market Obligations Trust, on behalf of its portfolio, Federated Government Reserves Fund.

Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-6 of the Securities Exchange Act of 1934.

Subject Company: Federated Liberty U.S. Government Money Market Trust, a portfolio of Money Market Obligations Trust.

Subject Company Commission File No. 811-5950.

Draft - Solicitation Script

Federated Liberty U.S. Government Money Market Trust

December 8, 2015

Toll Free Number: 1-855-737-3179

Inbound Greeting:

“Thank you for calling the Broadridge Proxy Services Center for the Federated Liberty U.S. Government Money Market Trust. My name is <Agent Name>. How may I assist you today?”

General Outbound Greeting:

“Good day, may I please speak with Mr. /Ms. < full name as it appears on registration>?”

“Hello Mr. /Ms. <Last Name>, my name is <Agent Name> and I am calling on behalf of the Federated Liberty U.S. Government Money Market Trust. Recently we sent you proxy materials for the upcoming Special Meeting of Shareholders to be held on December 8, 2015 and have not received your vote. ”

Near Meeting Date Outbound Greeting:

“Good day, may I please speak with Mr. /Ms. < full name as it appears on registration>?”

“Hello Mr. /Ms. <Last Name>, my name is <Agent Name> and I am calling on behalf of the Federated Liberty U.S. Government Money Market Trust. Recently we sent you proxy materials for the upcoming Special Meeting of Shareholders to be held in just a few days on December 8, 2015 and have not received your vote. ”

Adjournment Outbound Greeting:

“Good day, may I please speak with Mr. /Ms. < full name as it appears on registration>?”

“Hello Mr. /Ms. <Last Name>, my name is <Agent Name> and I am calling on behalf of the Federated Liberty U.S. Government Money Market Trust. Due to the lack of shareholder participation, the Special Meeting of Shareholders has been adjourned to (date/time). We recently sent you proxy materials and have not received your vote. ”

Voting:

“Your Fund’s Board recommends that shareholders vote “FOR” the proposal. Would you like to vote along with the recommendation of the board?”

“Would you like to vote all of your accounts accordingly?”

“Thank you, I am recording your (for, against, abstain) vote. For confirmation purposes, please state your full name.”

“And according to our records, you currently reside in (read city, state, and Zip Code).

To ensure we have the correct street address for the confirmation, please state your street address.”

“Thank you. You will receive a confirmation of your voting instructions within 5 days. If you have any questions, please contact us at this toll free number 855-737-3179.”

“Mr./Ms. (Shareholder’s Last Name), your vote is important and your time is appreciated. Thank you and have a good (day, evening, night).”

If Unsure of voting or does not want to vote along with the recommendation of the Board:

“Would you like me to review the proposal with you?” (After review, ask them if they would like to vote now over the phone).

If Not Received/Requesting material to be re-mailed:

“I can resend the proxy materials to you, or I can review the proposal with you and record your vote immediately by phone.” (Pause for response.)

After review, ask them if they would like to vote now over the phone:

“Your Board recommends that you vote “FOR” the proposal. Would you like to vote along with the recommendation of the Board?”

If they don’t want proposals reviewed:

“Do you have an email address this can be sent to?” (If yes, enter the email address in the notes and read it back phonetically to the shareholder.)

“Thank you.  You should receive the proxy materials shortly and the materials will inform you of the methods available to cast your vote, one of which is to call us back at 855-737-3179.”

If Not Interested:

(Use rebuttal) “I am sorry for the inconvenience. Please be aware that as a shareholder, your vote is very important. Please fill out and return your proxy card at your earliest convenience. If you would rather not do that, you can always vote via the other methods outlined in the proxy materials. Thank you again for your time today, and have a wonderful day/evening.”

ANSWERING MACHINE MESSAGE:

“Hello, my name is <Agent Name> and I am a proxy voting specialist calling on behalf of the Federated Liberty U.S. Government Money Market Trust. You should have received proxy material electronically or in the mail concerning the Special Meeting of Shareholders to be held on December 8, 2015.”

“Your vote is very important. Please sign, date and promptly mail your proxy card in the postage-paid envelope provided. Internet and telephone voting are also available. To vote over the Internet please follow the instructions provided in the proxy materials. If you have any questions, would like to vote over the telephone or need new proxy materials, call toll-free at 855-737-3179 and a proxy voting specialist will assist you. Specialists are available Monday through Friday, 9:00 AM to 10:00 PM Eastern Time. Voting takes just a few moments and will benefit all shareholders. Thank you for your prompt attention to this matter.”

AUTOMATED ANSWERING MACHINE MESSAGE:

“Hello, this is the Broadridge Proxy Services Center calling with an important message on behalf of the Federated Liberty U.S. Government Money Market Trust. You should have received proxy material electronically or in the mail concerning the Special Meeting of Shareholders to be held on December 8, 2015.”

“Your vote is very important. Please sign, date and promptly mail your proxy card in the postage-paid envelope provided. Internet and telephone voting are also available. To vote over the Internet please follow the instructions provided in the proxy materials. If you have any questions, would like to vote over the telephone or need new proxy materials, call toll-free at 855-737-3179 and a proxy voting specialist will assist you. Specialists are available Monday through Friday, 9:00 AM to 10:00 PM Eastern Time. Voting takes just a few moments and will benefit all shareholders. Thank you for your prompt attention to this matter.”

INBOUND - CLOSED RECORDING:

“Thank you for calling the Broadridge Proxy Services Center. Our offices are now closed. Please call us back during our normal business hours which are, Monday through Friday, 9:00 AM to 10:00 PM Eastern Time. Thank you.”

INBOUND - CALL IN QUEUE MESSAGE:

“Thank you for calling the Broadridge Proxy Services Center. Our proxy specialists are currently assisting other shareholders. Your call is important to us. Please continue to hold and your call will be answered in the order in which it was received.”

END OF CAMPAIGN MESSAGE:

“Thank you for calling the Broadridge Proxy Services Center. The Shareholder meeting has been held and as a result, this toll free number is no longer in service for proxy related calls. If you have questions about your investment, please contact your Financial Advisor or the fund company directly. Thank you and have a nice day.”

Federated Liberty U.S. Government Money Market Trust and Federated Government Reserves Fund, each a portfolio of Money Market Obligations Trust (File No. 33-31602 and File No. 811-5950), have filed a prospectus/proxy statement and other relevant documents, concerning the planned transaction with the United States Securities and Exchange Commission (the “SEC”). Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed prospectus/proxy statement are included in, or incorporated into the prospectus/proxy statement that the funds have filed with the SEC.

INVESTORS ARE URGED TO READ THE PROSPECTUS/PROXY STATEMENT, AND OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE PLANNED TRANSACTION, OR INCORPORATED BY REFERENCE INTO THE PROSPECTUS/PROXY STATEMENT, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION AND RELATED MATTERS. These documents are available free of charge on the SEC’s Web site at www.sec.gov. In addition, documents filed with the SEC by Federated are available free of charge by calling 1-800-341-7400 or at FederatedInvestors.com or by accessing the following link https://materials.proxyvote.com/Approved/MC2842/20151019/PS_262718.PDF.